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              WORLD TECHNOLOGIES PORTFOLIO
        AGREEMENT AND DECLARATION OF UNITHOLDERS


         This AGREEMENT AND DECLARATION OF UNITHOLDERS is made at Minneapolis, Minnesota, as of this 13th day of November, 1996 by the holders of beneficial interest of World Technologies Portfolio, a separate series of World Trust.

         WITNESS THAT, the Declaration of Trust for World Trust provides for no restrictions on the transfer of units therein; and

         WHEREAS,  the holders of units in World Technologies
Portfolio desire to restrict the transfer of their units in World
Technologies Portfolio;

         NOW, THEREFORE, the undersigned hereby declare that they will not transfer any units in World Technologies Portfolio held by them without the prior written consent of the other unitholders holding at least two thirds of the World Technologies Portfolio's units outstanding (excluding the units of the holder seeking to effect the transfer) and that any attempted transfer in violation of this agreement shall be null and void. This agreement shall not affect the rights of any unitholder to redeem units in World Technologies Portfolio as provided for in the Declaration of Trust. The undersigned also acknowledge that the remedy of damages for the violation of this agreement would be inadequate and therefore further agree that this agreement shall be enforceable solely by the remedy of specific performance.


                   IDS GLOBAL SERIES, INC.
                        IDS Innovations Fund


                   Leslie L. Ogg
                   Vice President and General Counsel


                   STRATEGIST WORLD FUND, INC.
                        Strategist World Technologies Fund


                   James A. Mitchell
                   President